[redacted]

15026814

SEC
Mail Processing
Section
DEC 28 2016
Washington DC
412

EDSTATES
EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52565

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McLean Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7918 Jones Branch Drive Ste 750
(No. and Street)

McLean (City) VA (State) 22102 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Megan Fee 703-752-9026 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cst Group
(Name – *if individual, state last, first, middle name*)

10740 Parkridge Blvd, 5th Floor (Address) Reston (City), VA (State) 20191 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 2 2015
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Andy Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McLean Securities, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal
Title

Megan Fee
Notary Public

MEGAN FEE NOTARY PUBLIC REG. #7500552 MY COMMISSION EXPIRES 01/31/2019 COMMONWEALTH OF VIRGINIA

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McLean Securities, LLC

Financial Statements and Supplementary Information

As of and for the year ended December 31, 2014 and report of Independent Registered Public Accounting Firm

Public in Accordance With Rule 17A-5€(3) Under the Securities Exchange Act of 1934

McLean Securities, LLC

Contents

CST GROUP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Members
McLean Securities, LLC
McLean, Virginia

We have audited the accompanying financial statements of McLean Securities, LLC (a Virginia Limited Liability Company) (the Company), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. McLean Securities, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of McLean Securities, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedules I – Computation of Net Capital and II – Net Capital Reconciliation have been subjected to audit procedures performed in conjunction with the audit of McLean Securities, LLC's financial statements. The supplemental information is the responsibility of McLean Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

CST Group, CPAs, PC

February 24, 2015

McLean Securities, LLC
Balance Sheet
As of December 31, 2014

	Dec 31, 14
Assets	
Current Assets	
Cash	8,496.04
Total Assets	8,496.04
Liabilities and Equity	
Equity	
InterCompany Cash Transfers-Out	-2,872,192.01
Members Accounts	
Capital - TMG	8,500.00
Total Members Accounts	8,500.00
Net Income	2,872,188.05
Total Equity	8,496.04
Total Liabilities and Equity	8,496.04

MCLEAN SECURITIES, LLC

Notes to the Financial Statements

December 31, 2014

Note A – Summary of Significant Accounting Policies

Business Activity

McLean Securities, LLC (the "Company") provides investment banking services and is a wholly owned subsidiary of The McLean Group, LLC (the "Group"). Investment banking services are provided in connection with the Group and primarily include merger and acquisition advisory services for middle market businesses.

Investment banking revenues include commission fees earned from providing merger and acquisition and advisory services, primarily from the purchase or sale of a business. Commission fees are contingent on transaction performance. Commission fees are recognized when received upon the completion of a transaction. The Company uses accrual basis accounting for financial statement reporting purposes and cash basis for income tax reporting purposes.

Regulatory

The Company is a registered broker-dealer with the Financial Industry Regulatory Authority ("FINRA"). The Company operates as a FINRA broker-dealer and as a separate legal entity with a separate accounting ledger in order to satisfy regulatory requirements. The Company's registration as a broker-dealer with FINRA and the Securities and Exchange Commission became effective on October 27, 2000. The Company does not trade retail securities and does not have custody of client accounts.

The Company qualifies under Rule 15c3-3(k)(2)(i) from the Securities and Exchange Commission Customer Protection Rule ("Rule 15c3-3"). Accordingly, the supplemental schedule of Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 is not applicable.

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and subparagraph (2) of Rule 15c3-1 further requires all brokers not generally carrying customers' accounts to maintain net capital of not less than $5,000 or one-fifteenth of the Company's aggregate indebtedness, whichever is greater.

The Company's aggregate indebtedness to net capital ratio was 0 to 1. As of December 31, 2014, the Company had net capital as defined of $8,496, which was $3,496 in excess of its required net capital of $5,000.

Cash Equivalents, Securities, and Credit Risk

The Company considers securities with maturities of three months or less, when purchased, to be cash equivalents. Securities owned are carried at fair value as allowed by FINRA regulations, and unrealized gains or losses are reflected in income. The Company did not hold any securities as of December 31, 2014.

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents. The Company maintains cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant risk related to cash.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurements

Unless disclosed otherwise, the Company estimates that the fair value of all financial and non-financial instruments as of December 31, 2014 does not differ materially from the aggregate carrying values recorded in the accompanying financial statements. Estimated fair values are determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment can be required in interpreting market data to develop such fair value estimates, and, accordingly, such estimates are not necessarily indicative of the amounts that the Company may realize in a current market exchange.

Note B – Income Taxes

The Company is organized as a limited liability company and is considered a disregarded entity for income tax reporting purposes. For income tax purposes, revenue and expenses are reported by the Group, its parent company, which is a limited liability company taxed as a partnership. Accordingly, no provision has been recorded for federal and state income taxes, since these taxes are the responsibility of the members of the Group.

Management has evaluated the Company's tax positions that could have a significant effect on the financial statements and determined that the Company had no uncertain tax positions as of December 31, 2014, which required disclosing or recognition.

Generally, the Group's tax returns remain open for three years for federal income tax examination and four years for state income tax examination.

Note C – Related Party Transactions

The Company has an agreement with the Group that the Group will pay all operating and non-operating expenses in connection with the Company's business, except for commission payments to registered representatives, which the broker-dealer is required to pay. The Group has fully indemnified the Company against any liability or responsibility for such expenses.

During 2014, capital transfers made to the Group totaled $2,872,192.

During 2014, consulting fees paid to members of the Group totaled $3,282,001.

During 2014, referral fees of $80,500, were paid to The McLean Valuation Services Group, LLC, a related limited liability company.

During 2014, the 2013 audit fees of $11,840 were paid by the Parent company. All 2014 FINRA fees of $14,748, SIPC fees of $16,775, and audit fees (to be paid in 2015) will be paid by the parent company.

Note D – Subsequent Events

The Company has evaluated subsequent events and transactions for potential recognition or disclosure through February 24, 2015, which is the date the financial statements were available to be issued.